A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

02 MAY 23 AM 10:1?

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02034346

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2002-05-02

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find a copy of Henkel's information to the shareholders for the first quarter 2002.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Nicolas   Kühn

dlw 5/29

Encl.

- Successful development in a still difficult market environment
- Good performance by branded products
- Turnaround for Henkel Technologies in sight
- Special restructuring program running to schedule

Sales and Profits

In the first quarter 2002, the Henkel Group increased sales compared with the prior-year quarter, based on the retained businesses, by 3.9 percent to 2.4 billion euros. This was achieved despite the ongoing difficulties encountered in the market environment. Operating profit (EBIT) increased by 3.1 percent over the same period last year, to 162 million euros. The return on capital employed (ROCE) rose by 1.5 percentage points to 14.4 percent.

At 93 million euros, net earnings for the quarter were 17 percent down on the figure for the same quarter in 2001. They were impacted by an exceptional write-down of 12 million euros arising from asset impairment charges at Clorox. Without this effect, the decline of net earnings was 6.3 percent and thus met our expectations. The absence of the operating profits from the divested businesses of Cognis and Henkel-Ecolab was offset to some degree by significantly improved financial items.

Earnings per share fell from 0.75 euros to 0.66 euros. Without the Clorox effect from the exceptional write-down in the first quarter 2002, earnings per share amount to 0.74 euros.

Regional Developments

In Europe (including Africa and the Middle East), sales in the first quarter of 2002 increased by 2.8 percent. Operating profit markedly increased. As a result of a downturn in demand in relation to both our branded products businesses and Henkel Technologies, the growth rates achieved in Germany were disappointing. Overall, Europe excluding Germany developed very well, however.

Sales in North America grew by 1.7 percent. In terms of operating profit, engineering adhesives posted a decline due to the prevailing low level of demand in the electronics industry.

The currency devaluations in Argentina and Venezuela caused sales in Latin America during the first quarter of this year to ease by 6.7 percent. Operating profit was also down.

In the Asia-Pacific region, sales in the first quarter were slightly below the level for the previous year (by 3.1 percent), due predominantly to the recession in Japan. There was, however, an improvement in operating profit.

Major Events

With the acquisition of 60 percent of the shares in the Iranian detergent manufacturer Pakvash, Teheran, the Henkel Group has become the first international company to gain a foothold in the Iranian detergents market, which was previously exclusively served by national manufacturers. With more than 60 million consumers and a market volume in the powder segment of approximately 280,000 tons, Iran is the largest market in the Middle East.

From May 31, 2002, Henkel preferred shares will be added to the Morgan Stanley Capital International (MSCI) Germany Index. In the household and personal products industry group, Henkel is the biggest single stock with a prospective weighting of 44 percent. Henkel is also included in the MSCI Europe and MSCI World Indices.

Sales and operating profit 1st quarter[1]			
million euros	2001	2002	+ / –
Sales	2,320	2,411	3.9 %
EBIT	157	162	3.1 %
Return on sales (EBIT)	6.8 %	6.7 %	– 0.1 pp

[1] changes from previous year on the basis of figures in thousand euros

pp = percentage points

Change in sales 1st quarter	3.9 %
from	
Existing business	3.0 %
Acquisitions/Divestments	0.2 %
Effect of exchange rate fluctations	0.7 %

Since April 12, 2002, the Henkel preferred shares have also been included in the newly established blue chips country index, Dow Jones Germany Titans 30.

Employees

As of March 31, 2002, the number of employees at the Henkel Group was 46,097. The proportion of Henkel personnel working outside Germany was 75 percent.

Major Participations

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel holds a participating interest of 28.3 percent, reported sales of US$786 million for the first quarter of 2002. This corresponds to a rise of 37.6 percent compared with the prior-year figure. The growth in sales is largely due to Ecolab's takeover of the Henkel-Ecolab joint venture. Operating profit was down 5.8 percent to US$73 million. This decline is attributable to restructuring and cost reduction measures in the amount of US$17 million, and also the difficult business situation prevailing in Japan.

At US$39 million, net earnings for the quarter were 12.4 percent below the prior-year level.

The Clorox Company, Oakland, California, USA, in which Henkel holds a participating interest of 27.0 percent, recorded sales for the third quarter of its fiscal 2002 of US$ 1.0 billion. This represents an increase of 7.0 percent compared with the previous year. Clorox benefitted from higher volumes (+ 5 percent) primarily in the Household Products segment in North America which more than compensated for weak results from Latin America.

Earnings before taxes were US$ 96 million, down 6.0 percent versus the year ago quarter. They reflect a US$ 100 million pretax impairment charge for Argentina assets which were partially offset by the US$ 33.0 million pretax gain from divested businesses.

Net earnings were US$ 46 million, down 42 percent versus the year ago quarter. This decline reflects the asset impairment charge for Argentina as well as a higher tax charge versus the year ago period.

Strong for the Future

The special restructuring program "Strong for the Future" initiated last year is being implemented to schedule and is delivering the expected savings in all our business sectors.

Outlook

We anticipate that our branded products businesses Laundry & Home Care, Cosmetics/Toiletries and Consumer and Craftsmen Adhesives will post further improvements in sales and profits for the year as a whole.

We expect Henkel Technologies to experience a turnaround in the second half of the year.

We believe that the USA will play a key role in future economic developments, where we see the first signs of demand picking up. In the electronics industry, however, the turnaround is still barely noticeable.

We confirm our guidance for 2002 in which we forecast an increase in sales to more than 10 billion euros and a double-digit percentage increase in operating profit.

Sales and operating profit 1st quarter[1]			
million euros	2001	2002	+ / –
Sales	759	788	3.8 %
EBIT	51	66	29.1 %
Return on sales (EBIT)	6.7 %	8.4 %	+ 1.7 pp

[1] changes from previous year on the basis of figures in thousand euros

pp = percentage points

Change in sales 1st quarter	3.8 %
from	
Existing business	3.5 %
Acquisitions/Divestments	0.3 %
Effect of exchange rate fluctuations	0.0 %

The **Laundry & Home Care** business sector reported a good first quarter – despite the difficult economic environment prevailing in Europe. The rise in sales was largely attributable to organic growth.

Operating profit developed particularly well, rising 29.1 percent above the low level of last year, which had been adversely affected by the economic crisis in Turkey and start-up problems in Algeria.

The three business units heavy duty detergents, special detergents and household cleaners all reported an increase in sales and an overproportionate rise in operating profit.

The businesses in Italy, Turkey, Eastern Europe, Russia and the Middle East achieved good growth rates. Following the successful changeover to western production and formulation know-how, Algeria also delivered a positive contribution to the improvement in both sales and profits.

In the course of the first quarter, however, there were increasing signs of significant consumer restraint in a number of major European countries such as Germany, Spain and the Netherlands. This has also adversely affected our businesses. The price sensitivity of consumers also increased, with low-priced products and private labels profiting to the detriment of branded products.

Given that our portfolio contains both premium products and value brands, we were able to respond flexibly to the prevailing market requirements. An above-average advertising spend as compared with most of our competitors further enhanced the recognition of our brands. As a consequence, we were able to expand our market shares in the currently recessive Western European market by 0.2 percentage points.

At the beginning of the first quarter, Persil Liquits, a liquid laundry detergent supplied in premeasured sachets, was also successfully launched in Germany. Our ironing water products were introduced into the markets of Germany, Austria, Italy and Benelux. Our “3-in-1” dishwasher tabs continued to perform well.

Outlook

We intend to defend and further expand our market positions by focused relaunches in markets characterized by consumer restraint.

We stand by our guidance for 2002 as a whole, anticipating a growth in sales of between 3 and 4 percent and a high single-digit percentage increase in operating profit.

Sales and operating profit 1st quarter[1]			
million euros	2001	2002	+ / –
Sales	498	509	2.3 %
EBIT	31	42	35.5 %
Return on sales (EBIT)	6.2 %	8.3 %	+ 2.1 pp

[1] changes from previous year on the basis of figures in thousand euros

pp = percentage points

Change in sales 1st quarter	2.3 %
from	
Existing business	2.9 %
Acquisitions/Divestments	– 0.6 %
Effect of exchange rate fluctations	0.0 %

The **Cosmetics/Toiletries** business sector achieved an exclusively organically driven increase in sales in the first quarter of 2002. This growth was attributable to strong sales in Europe outside Germany, particularly in Italy, France and Russia. In Germany, however, the cosmetics business suffered from the downturn in retail sales.

Operating profit improved significantly by 35.5 percent over the same quarter last year. Worth mentioning are the increases in profit in the UK, France, Turkey, Russia and North America.

Hair cosmetics performed especially well. Among the colorant lines, the Vision brand posted further market share gains and has now been launched in Japan. The styling segment profited from new products in the Taft range. Sales of the body care segment were on the level of the previous year. Our Fa brand enjoyed particularly good success in Germany. Worth mentioning are the numerous portfolio expansions implemented in relation to Fa shower gels and the Fa Wellness-System series.

The good performance posted by the skin care business was essentially attributable to our Diadermine brand. Diadermine Lift+, a product version launched in France, Spain and Germany, developed especially positively. The tube toothpaste innovation Theramed Perfect introduced into a number of important European markets in the third quarter of 2001, contributed to rising sales at oral hygiene.

Sales of our salon business in Europe experienced a double-digit percentage increase, although the regions of Asia-Pacific and Latin America fell short of their prior-year figures.

Outlook

After a good first quarter, we anticipate further improvements in both sales and operating profit as the year progresses. The retail situation in Germany, unlike in the other countries of Europe, remains difficult. The positive developments in Russia and many Eastern European countries are bolstering business with high increases in both sales and profits. Our guidance for 2002 as a whole is that we anticipate an increase in sales of between 5 and 7 percent and a rise in operating profit in excess of 10 percent.

Sales and operating profit 1st quarter[1]			
million euros	2001	2002	+ / –
Sales	317	332	4.9 %
EBIT	34	34	1.6 %
Return on sales (EBIT)	10.7 %	10.2 %	– 0.5 pp

[1] changes from previous year on the basis of figures in thousand euros

pp = percentage points

Change in sales 1st quarter	4.9 %
from	
Existing business	3.2 %
Acquisitions/Divestments	0.6 %
Effect of exchange rate fluctuations	1.1 %

The **Consumer and Craftsmen Adhesives** business sector reported good organic growth in the first quarter of 2002. Operating profit also increased slightly again, by 1.6 percent over the successful first quarter of last year.

This positive performance is a result of the high growth rate achieved in North America, the UK and Eastern Europe. The businesses in Brazil and Turkey that were hard hit last year have recovered very well.

Our businesses in Germany, on the other hand, performed below average due to the prevailing market conditions. It was not possible to fully offset the negative influences of the continuing weakness of the construction sector and the substantial decline in demand for wallpaper paste. Henkel is, however, confident of achieving additional growth with the recently launched new generation of wallpaper pastes that can be applied directly to the wall.

There was a particularly strong expansion in our business with adhesive tapes. This resulted from the successful launches in Europe and continued good performance in North America.

The first quarter is traditionally of less importance for building adhesives due to the seasonal character of this business. However, compared with the prior-year period we were able to considerably increase sales. The weight-reduced, easy-to-use tile adhesive CM 18 launched last year has proven a successful innovation in the marketplace.

Outlook

Overall, we anticipate business performance to remain positive with sales growth for the year of approximately 4 percent. A number of products that are about to be launched onto the market may well add to that growth. For the year as a whole we anticipate a double-digit percentage increase in operating profit.

Sales and operating profit 1st quarter[1]			
million euros	2001	2002	+ / –
Sales	718	701	– 2.3 %
EBIT	50	43	– 14.3 %
Return on sales (EBIT)	7.0 %	6.1 %	– 0.9 pp

[1] changes from previous year on the basis of figures in thousand euros

pp = percentage points

Change in sales 1st quarter	– 2.3 %
from	
Existing business	– 4.7 %
Acquisitions/Divestments	0.7 %
Effect of exchange rate fluctuations	1.7 %

The **Henkel Technologies** business sector posted a decline in sales for the first quarter as compared with the same period last year. The reasons lay in the low level of activity in the automotive sector in Europe and Asia, and weak demand worldwide in the electronics sector.

Operating profit in the first quarter was down on the prior-year figure, although it more than doubled in comparison with the two last quarters of 2001.

The growth in sales regarding our industrial and packaging adhesives is essentially due to expansion in the paper processing industry and the laminating sector. These product groups achieved double-digit percentage growth rates in the core regions of Europe and North America. In the wood adhesive and double-glazing sealants segments particularly, business performance appeared to be picking up. In the South American region, the weakness of the economy adversely affected all our businesses.

Sales at engineering adhesives (Loctite) fell short of the strong performance of the same period last year. The reasons lay in the continuing sluggishness in European business activity and the divestment of a number of smaller businesses. Growth in North America was positive, especially in the automotive sector. Demand in the global electronics industry has still not shown any noticeable signs of picking up. However, we expect an improvement in the second half of the year.

Our surface technologies business achieved a gratifying growth in sales. This was partly due to the acquisition of the surface treatment business of Atofina as well as to the success of our activities in Germany (industry), Eastern Europe, Turkey and China. Our automotive business profited in North America from an increase in automobile production, but was offset to some extent by a downturn in European sales due to falling demand for vehicles. Moderate price increases and more favorable cost structures had a positive effect on margins. Our industry segment profited from market share gains in Europe, particularly in the steel production, cold-forming and water treatment segments.

Outlook

Inventory levels in the automotive and electronic industries of the USA and Europe have now become depleted. The increase in demand and investment activity should lead to higher production and thus to higher sales for Henkel Technologies.

For the year as a whole we anticipate an increase in sales of between 4 and 5 percent, accompanied by a double-digit percentage growth in operating profit.

Segment Information by Business Sector January through March 2002						
million euros	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives	Henkel Technologies	Corporate	**Group**
Sales Jan.-March 2002	788	509	332	701	81	2,411
Change from previous year[1]	3.8 %	2.3 %	4.9 %	- 2.3 %	–	3.9 %
Portion of Group sales	33 %	21 %	14 %	29 %	3 %	100 %
Sales Jan.-March 2001	759	498	317	718	28	2,320
EBITDA Jan.-March 2002	90	62	47	81	- 10	270
EBITDA Jan.-March 2001	78	53	50	98	- 4	275
Change from previous year[1]	15.4 %	17.0 %	- 6.0 %	- 17.3 %	–	- 1.8 %
Return on sales (EBITDA) Jan.-March 2002	11.4 %	12.2 %	14.2 %	11.6 %	–	11.2 %
Return on sales (EBITDA) Jan.-March 2001	10.3 %	10.6 %	15.8 %	13.6 %	–	11.9 %
EBITA Jan.-March 2002	68	51	39	62	- 23	197
EBITA Jan.-March 2001	54	42	40	73	- 9	200
Change from previous year[1]	27.0 %	20.7 %	- 2.7 %	- 14.5 %	–	- 1.5 %
Return on sales (EBITA) Jan.-March 2002	8.6 %	10.0 %	11.7 %	8.8 %	–	8.2 %
Return on sales (EBITA) Jan.-March 2001	7.1 %	8.4 %	12.6 %	10.2 %	–	8.6 %
EBIT Jan.-March 2002	66	42	34	43	- 23	162
EBIT Jan.-March 2001	51	31	34	50	- 9	157
Change from previous year[1]	29.1 %	35.5 %	1.6 %	- 14.3 %	–	3.1 %
Return on sales (EBIT) Jan.-March 2002	8.4 %	8.3 %	10.2 %	6.1 %	–	6.7 %
Return on sales (EBIT) Jan.-March 2001	6.7 %	6.2 %	10.7 %	7.0 %	–	6.8 %
ROCE Jan.-March 2002	29.2 %	20.1 %	20.6 %	9.8 %	–	14.4 %
ROCE Jan.-March 2001	21.3 %	13.7 %	18.3 %	10.4 %	–	12.9 %
Capital employed Jan.-March 2002[2]	932	1,016	758	2,526	234	5,466
Capital employed Jan.-March 2001[2]	1,015	1,226	872	2,797	279	6,189
Change from previous year[1]	- 8.2 %	- 17.1 %	- 13.1 %	- 9.7 %	- 16.3 %	- 11.7 %
Capital expenditures (excl. financial assets) Jan.-March 2002	24	9	8	23	3	67
Capital expenditures (excl. financial assets) Jan.-March 2001	19	9	10	37	5	80
Operating assets Jan.-March 2002	1,650	1,316	932	2,876	388	7,162
Operating liabilities Jan.-March 2002	737	495	265	662	154	2,313
Net operating assets employed Jan.-March 2002[3]	913	821	667	2,214	234	4,849
Operating assets Jan.-March 2001	1,630	1,507	1,009	3,086	356	7,588
Operating liabilities Jan.-March 2001	638	491	243	633	76	2,081
Net operating assets employed Jan.-March 2001[3]	992	1,016	766	2,453	280	5,507
Research & development costs (R&D) Jan.-March 2002	18	9	4	29	9	69
R&D as % of sales	2.3 %	1.8 %	1.2 %	4.1 %	–	2.9 %
Research & development costs (R&D) Jan.-March 2001	15	8	4	28	10	65
R&D as % of sales	2.0 %	1.6 %	1.3 %	3.9 %	–	2.8 %

[1] changes from previous year on the basis of figures in thousand euros
[2] including goodwill at cost
[3] including goodwill at book value

Consolidated Statement of Income

million euros	Jan.-March 2001 published	%	Jan.-March 2001 comparable	%	Jan.-March 2002	%
Sales	**3,276**	**100.0**	**2,312**	**100.0**	**2,411**	**100.0**
Cost of sales	1,803	–	1,188	–	1,270	–
Gross profit	**1,473**	**44.9**	**1,124**	**48.6**	**1,141**	**47.3**
Marketing, selling and distribution costs	917	–	724	–	750	–
Research and development costs	88	–	65	–	69	–
Administrative expenses	197	–	137	–	129	–
Other operating income	48	–	42	–	22	–
Other operating charges	21	–	29	–	12	–
Amortization of goodwill	45	–	43	–	35	–
Restructuring costs	25	–	11	–	6	–
Operating profit (EBIT)	**228**	**7.0**	**157**	**6.8**	**162**	**6.7**
Net income from participations	39	–	–	–	26	–
Net interest expense	– 85	–	–	–	– 33	–
Financial items	**– 46**	**– 1.4**	**–**	**–**	**– 7**	**– 0.3**
Earnings before tax	**182**	**5.6**	**–**	**–**	**155**	**6.4**
Taxes on income	– 70	–	–	–	– 62	–
Net earnings	**112**	**3.4**	**–**	**–**	**93**	**3.9**
Earnings per share (euros)	0.75	–	–	–	0.66	–

Consolidated Balance Sheet March 31, 2002

million euros	Dec. 31, 2001	March 31, 2002
Tangible and intangible assets	3,868	3,828
Financial assets	1,622	1,652
Fixed assets	**5,490**	**5,480**
Inventories	1,081	1,108
Trade accounts receivable	1,591	1,703
Other receivables and miscellaneous assets	467	489
Liquid funds/marketable securities	421	502
Current assets	**3,560**	**3,802**
Deferred tax assets	**315**	**308**
Total assets	**9,365**	**9,590**
Equity excluding minority interests	**3,518**	**3,583**
Minority interests	86	83
Equity including minority interests	**3,604**	**3,666**
Provisions for pensions and similar obligations	1,641	1,646
Other provisions	1,274	1,301
Provisions for deferred tax liabilities	202	199
Provisions	**3,117**	**3,146**
Borrowings	1,210	1,281
Trade accounts payable	937	928
Other liabilities	497	569
Liabilities	**2,644**	**2,778**
Total equity and liabilities	**9,365**	**9,590**

Henkel Group Key Data by Region January through March 2002						
million euros	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales Jan.-March 2002	**1,710**	**337**	**107**	**176**	**81**	**2,411**
Sales Jan.-March 2001	1,663	332	115	182	28	2,320
Change in percent[1]	2.8	1.7	– 6.7	– 3.1	–	3.9
EBIT Jan.-March 2002	**183**	**2**	**1**	**– 1**	**– 23**	**162**
EBIT Jan.-March 2001	162	8	2	– 6	– 9	157
Change in percent[1]	12.6	– 75.3	– 45.7	90.1	–	3.1
Return on sales EBIT Jan.-March 2002 in percent	**10.7**	**0.6**	**0.9**	**– 0.6**	**–**	**6.7**
Return on sales EBIT Jan.-March 2001 in percent	9.7	2.4	1.7	– 3.3	–	6.8

[1] changes from previous year on the basis of figures in thousand euros

Cash Flow Statement		
million euros	Jan.-March 2001	**Jan.-March 2002**
Operating profit / EBIT	228	162
Income taxes paid	– 65	– 49
Depreciation of fixed assets (excl. financial assets)	160	108
Net gains from disposals of fixed assets (excl. financial assets)	– 30	– 8
Change in inventories	– 44	– 18
Change in receivables and miscellaneous assets	– 210	– 155
Change in liabilities and provisions	139	71
Cash flow from operating activities	**178**	**111**
Cash flow from investing activities/acquisitions[1]	**– 161**	**– 77**
Cash flow from financing activities[2]	**– 10**	**46**
Change in cash and cash equivalents	**7**	**80**
Effect of exchange rate changes on cash and cash equivalents	5	1
Change in liquid funds and marketable securities	**12**	**81**
Liquid funds/marketable securities on January 1	155	421
Liquid funds/marketable securities on March 31	167	502
[1] Capital expenditure on intangible assets	– 3	– 2
Capital expenditure on property, plant and equipment	– 96	– 65
Capital expenditure on financial assets/acquisitions	– 102	– 25
Proceeds from disposals of fixed assets	40	15
Cash flow from investing activities/acquisitions	**– 161**	**– 77**
[2] Subsidiary company dividends (to other shareholders)	– 2	– 4
Interest and dividends received	79	36
Interest paid	– 96	– 46
Change in borrowings	22	61
Buy-back of treasury shares	– 8	– 5
Other financing transactions	– 5	4
Cash flow from financing activities	**– 10**	**46**

Income Statement, Balance Sheet, Cash Flow Statement

Income Statement

Net income from participations during the first quarter of 2002 was affected by a 12 million euros charge for a proportionate exceptional write-down at our associate The Clorox Company, USA, which is accounted for by the equity method. The net interest expense improved by 52 million euros to −33 million euros due to a reduction in borrowings. The improvement of 39 million euros in financial items is primarily due to the cash proceeds from the sale of Cognis and of our stake in the Henkel-Ecolab joint venture in the fourth quarter of 2001.

Balance Sheet

The balance sheet total increased by 2 percent or 225 million euros as compared to Dec. 31, 2001. This is essentially due to higher inventories and accounts receivable (+139 million euros) and an increase in cash and cash equivalents. On the liabilities side there have been increases not only in shareholders' equity (+2 percent) but also in borrowings (+6 percent) due to the utilization of our commercial paper program in an amount of 70 million euros. Within the other liabilities line, there has been an increase in liabilities in respect of value added tax.

Cash Flow Statement

Cash flow from operating activities is down 38 percent (minus 67 million euros) versus the same quarter in 2001. This is predominantly due to the divested businesses. Changes in net current assets result in an improvement of 13 million euros versus last year's quarter. The increase in current assets in the first quarter 2002 is only partly financed by increased short-term liabilities and other provisions.

Cash flow from investing activities has also decreased by 84 million euros, essentially as a result of reduced expenditure on property, plant, equipment and acquisitions (previous year: acquisition of Atofina, USA; Vagnone & Boeri, Italy; first quarter 2002: Pakvash, Iran).

Cash flow from financing activities improved over the prior-year quarter by 56 million euros, mainly attributable to lower interest payments resulting from the decrease in borrowings in the fourth quarter of 2001. At the same time, however, there was a higher amount of borrowings during the first quarter of 2002 versus the year-ago figure.

For further information concerning this report please contact

Mailing address:
Henkel KGaA
40191 Düsseldorf
Germany

Investor Relations
Phone: (+49) 2 11–7 97-39 37
Fax: (+49) 2 11–7 98-28 63
E-mail: magdalena.moll@henkel.com
E-mail: waltraud.mueller@henkel.com

Corporate Communications
Phone: (+49) 2 11–7 97-35 33
Fax: (+49) 2 11–7 98-24 84
E-mail: ernst.primosch@henkel.com

Internet site:
www.henkel.com

Mat.-Nr.: 4697588

Calendar

Publication of Report
for the Second Quarter 2002:
Monday, August 19, 2002

Publication of Report
for the Third Quarter 2002:
Friday, November 8, 2002

Fall Press Conference and Analysts' Meeting:
Friday, November 8, 2002

Press Conference on Fiscal 2002 and Analysts' Meeting:
Wednesday, March 5, 2003

Annual General Meeting of Henkel KGaA:
Monday, April 14, 2003

Henkel

A Brand Like a Friend